Rockwell Automation, Inc. 777 E. Wisconsin Avenue Milwaukee, WI 53202 April 7, 2005 United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	Rockwell Automation, Inc. Form 10-K for the fiscal year ended September 30, 2004 File No. 1-12383

Ladies and Gentlemen:

This letter is in response to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) made in the letter dated March 18, 2005 from Kate Tillan, Reviewing Accountant, Division of Corporation Finance, to James V. Gelly, Chief Financial Officer of Rockwell Automation, Inc. (the “Company”), in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2004. Set forth below are the Staff’s comments contained in Ms. Tillan’s letter (in bold face type) followed by our responses.

Form 10-K for the fiscal year ended September 30, 2004

Consolidated Financial Statements – Page 30

Note 1. Basis of Presentation and Accounting Policies – Page 35

1.   Please respond to the following comments regarding your revenue recognition policy disclosure:

(A)   We note your disclosure that revenue is “generally” recognized when the requirements of SAB 104 have been met and that you “generally” use certain means to determine the existence of an arrangement. The revenue recognition policy should be revised in future filings to clearly indicate when this is not the case and the specific accounting treatment.

In response to the Staff’s comment, we will revise our disclosure with respect to our revenue recognition policy in our next 10-Q filing and applicable filings thereafter.

We supplementally advise the staff as follows:

Our historical revenue recognition policy disclosure is descriptive of that portion of our business that constitutes approximately 90% of our sales. We recognize substantially all of the remainder of our sales on long-term construction-type contracts using either the percentage-of-completion or completed contract accounting methods. Several of our businesses sell integrated solutions projects that are included within the scope of AICPA Statement of Position 81-1. We record sales related to these projects using the percentage-of-completion method when we determine that progress towards completion is reasonably and reliably estimable. We use the completed contract accounting method for all other long-term construction-type contracts. Under the percentage-of-completion accounting method, we recognize sales and gross profit as work is performed using either (i) the relationship between actual costs incurred and total estimated costs at completion or (ii) units-of-delivery. The units-of-delivery method is used when we design, develop and manufacture product under contract to our customer’s specifications. Under the percentage-of-completion method, we adjust sales and gross profit prospectively for revisions in estimated total contract costs. We record estimated losses on all contracts when they are identified.

With respect to our determination as to the existence of an arrangement, our written policies require that all arrangements be supported with customer purchase orders or other customer signed contractual documentation.

As noted previously, we will revise and expand our disclosure with respect to revenue recognition policies in our next 10-Q filing and applicable filings thereafter, consistent with the above.

(B)   Please tell us and disclose in future filings the nature and significant terms of your customer returns, rebates and incentives. Explain the basis for your accounting and classification for each and cite the accounting literature upon which you relied. Include a discussion of how you determine when to classify the rebate and incentive in sales or cost of sales and why. Include a discussion of your balance sheet classification as well.

We supplementally advise the staff as follows:

Our primary incentive program “Ship From Stock and Credit” provides cash rebates to our distributors. The rebate is an agreed amount that varies based on the end user or OEM customer to whom our distributor ultimately sells the product. This program accounts for approximately two-thirds of all of our customer rebates and incentives. Under this program, future rebates are reasonably and reliably estimable based on our analysis of the most recent historical rebate activity relative to eligible sales and the time lag between sale to the distributor and payment of the rebate. In accordance with EITF 01-9, we accrue for estimated future rebates at the time of recognition of our sale to the distributor and we recognize the rebate amounts as a reduction of sales in our statement of operations and as a current liability in our balance sheet.

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Various other volume based and single exchange transaction type incentive programs are offered throughout our business. These programs provide distributors and direct sale customers with cash rebates or additional products and services for achieving specified program targets. In accordance with EITF 01-9, we account for cash rebates as a reduction of sales upon recognition of the related product sale. Rebate amounts are reasonably and reliably estimable. In accordance with EITF 00-21, we account for additional products and services and the related product sale as a multiple element arrangement. These arrangements are considered a single unit of accounting as they do not meet the standard’s separation criteria. Under SAB 104, the additional products and services rebates are considered inconsequential and perfunctory and therefore, in accordance with EITF 01-9, the estimated cost is recognized as a cost of sale (expense) upon recognition of revenue on the related product sale. Balance sheet classification is either within current liabilities or where we have a right of setoff as defined in FIN-39, as a reduction of accounts receivable.

In addition, we offer distributors the right to return product subject to certain contractual limitations. In accordance with SFAS 48, we record an accrual as a reduction of sales in our statement of operations for estimated future returns. The accrual is reported as a current liability in our balance sheet.

In response to the Staff’s comment, we will include expanded disclosure of our significant returns, rebates and incentive programs in our next 10-Q filing and applicable filings thereafter consistent with the above.

(C)   Please provide us with a separate rollforward of your customer returns, rebates and incentives for each period presented through the latest interim period. Include a separate column showing adjustments made in each period to the accruals. Clarify where you recorded increases to the accrual in the statement of operations. If material, provide similar disclosure in future filings.

We are supplementally providing to the Staff as Appendix A a separate rollforward of customer rebates and incentives for each period presented through the latest interim period.

Adjustments to the accruals are recognized in our statement of operations in sales for cash rebates and in cost of sales for additional products and services consistent with our response in 1.(B) above. Although current customer returns, rebates and incentive program costs are not material relative to our consolidated statement of operations, in response to the Staff’s comment, we will provide similar disclosure in future filings, if material.

(D)   Your disclosure indicates that changes to “other assumptions” (other than historical experience) are used to estimate accruals for your rebates and incentives

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programs. Please tell us and in future filings disclose the nature of the other assumptions used.

The reference to changes to “other assumptions” in our disclosure refers only to an increase in the accrual for rebates and incentives by $1.4 million (pre-tax) in the fourth fiscal quarter of 2004 to reflect the estimated impact on our Ship From Stock and Credit program of a recently implemented price increase. This adjustment was necessary as the price increase was not yet reflected in our historical experience.

In response to the Staff’s comment, we will expand our disclosure in future filings, if material, to include more specific information with respect to “other assumptions”.

(E)   We note from your business section (page 3) that your products include software. Please supplementally tell us your accounting policies with regard to software and whether or not revenues from software sales were material in any of the periods presented.

We supplementally advise the Staff as follows:

Sales from software were less than 4% of our annual consolidated net sales and accordingly not material during any of the periods presented.

Software products are sold stand-alone or bundled with other products and services. Our accounting policy for software revenue recognition follows the guidance in AICPA Statement of Position 97-2. Our software products do not require significant production, modification, or customization and therefore we recognize revenue when the following criteria are met:

– Persuasive evidence of an arrangement exists.
– Delivery has occurred.
– The fee is fixed or determinable.
– Collectibility is probable.

Revenue on software arrangements is recognized when shipped. If there are undelivered items under a multiple element arrangement, we use vendor-specific objective evidence of fair value to allocate the fee to the delivered and undelivered items.

We also offer service agreements that cover many of our products at a customer site, sometimes including software. Service agreements are typically unbundled from our software arrangements as they are often in place prior to the software sale or sold in a stand-alone transaction subsequent to the software sale. We recognize revenue on service agreements on a straight line basis over the contractual term of the agreement.

If our software revenues become material, we would expand our revenue recognition policy disclosure in future filings consistent with the above.

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Please telephone James V. Gelly at (414) 212-5656 if you require additional information or wish to comment further. If you wish to comment further in writing, please send such comment to James V. Gelly by facsimile at (414) 212-5655.

Very truly yours, ROCKWELL AUTOMATION, INC.
By:	/s/ James V. Gelly

	Name: Title:	James V. Gelly Senior Vice President and Chief Financial Officer

Attachment VIA EDGAR

cc:	Kate Tillan Heather Tress Daniel Gordon

5 APPENDIX A Rockwell Automation, Inc. Rollforward of Customer Rebates and Incentives Accruals (in millions, USD) Ship From Stock And Credit United States and Canada Accruals

	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Q1 2003	Q2 2003		Q3 2003		Q4 2003		Q1 2004		Q2 2004	Q3 2004		Q4 2004		Q1 2005

Beginning Balance	34.0	35.0	34.4	36.4	36.5	37.8		38.7		42.9		41.0		39.1	50.9		49.4		48.4
Net Provisions/(Charges)	1.0	(0.6)	2.0	0.1	1.3	0.9		2.2		(0.2)		3.1		11.8 (3)	2.1		1.4		0.3
Adjustments	0.0	0.0	0.0	0.0	0.0	0.0		2.0	(1)	(1.7	)(2)	(5.0	)(2)	0.0	(3.6	)(2)	(2.4	)(4)	0.0

Ending Balance	35.0	34.4	36.4	36.5	37.8	38.7		42.9		41.0		39.1		50.9	49.4		48.4		48.7

Other Rebates and Incentives
Selected U.S. Controls Systems and Power Systems Accruals

Beginning Balance	32.9	34.5	36.9	41.4	32.5	33.9		28.1		28.4		23.2		24.0	22.6		24.7		23.9
Net Provisions/(Charges)	1.6	2.8	4.3	(9.4)	1.4	(2.0)		0.3		(4.9)		0.8		(1.5)	2.1		(0.8)		1.2
Adjustments	0.0	(0.4)	0.2	0.5	0.0	(3.8	)(1)	0.0		(0.3)		(0.0)		0.1	0.0		0.0		0.0

Ending Balance	34.5	36.9	41.4	32.5	33.9	28.1		28.4		23.2		24.0		22.6	24.7		23.9		25.1

Total Selected Programs Ending Balance										64.2							72.3
Other Subsidiary Ending Balances										6.6							6.8

Total as Reported on Form 10-K										70.8							79.1

Other Current Liabilities – Customer rebates and incentives (Note 7 to the financial statements, p. 44, Form 10-K)										65.4							71.3
Accounts Receivable (Note 1 to the financial statements, p. 36, Form 10-K)										5.4							7.8

Total as Reported on Form 10-K										70.8	(5)						79.1	(5)

(1)	Adjustment relates to a true-up in the accrual reflecting a methodology change facilitated by improved data and analysis.

(2)	Adjustment to the accrual to reflect the calculated reduction in the time lag between sale to the distributor and rebate payment. Reduced time lag directly attributed to a phased implementation of an operational program by distributors to improve the efficiency of their inventory management.

(3)	Increase in Net Provisions/(Charges) is attributed to conversion of a significant volume of our distributors to the Ship From Stock and Credit program. Previously these distributors received credits at the time of billing as a discount off of the invoice price.

(4)	Adjustment comprised of two items, a $1.4M increase in accrual related to an implemented price increase (see letter response 1.(D)) and a $3.8M decrease to accrual as noted in (2) above.

(5)	Excludes U.S. and Canada returns reserve of $4.6M and $7.0M at 2003 and 2004, respectively, reported as Other Current Liabilities – Other in Note 7 to the financial statements, page 44, Form 10-K.